# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cerebras Systems Inc., CIK 0002021728
CUSIP: 15675D103
Title of class of securities: Class A common stock, $0.00001 par value per share
Address of issuer's principal executive offices: 1237 E. ARQUES AVE., Sunnyvale, California (CA), 94085
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001135730

## Reporting persons
- COATUE MANAGEMENT LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,011,028; sole dispositive power 0; shared dispositive power 7,011,028; aggregate amount beneficially owned 7,011,028 (7.1% of the class)
  Comment: As of June 30, 2026, this Reporting Person was deemed to indirectly beneficially own 6,670,101 shares of Class B common stock of the Issuer which the Reporting Person was able to convert to Class A common stock within 60 days.
- Philippe Laffont: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,011,028; sole dispositive power 0; shared dispositive power 7,011,028; aggregate amount beneficially owned 7,011,028 (7.1% of the class)
  Comment: As of June 30, 2026, this Reporting Person was deemed to indirectly beneficially own 6,670,101 shares of Class B common stock of the Issuer which the Reporting Person was able to convert to Class A common stock within 60 days.
- Coatue Private Fund II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,129,242; sole dispositive power 0; shared dispositive power 6,129,242; aggregate amount beneficially owned 6,129,242 (6.2% of the class)
  Comment: As of June 30, 2026, this Reporting Person was deemed to directly beneficially own 6,129,242 shares of Class B common stock of the Issuer which the Reporting Person was able to convert to Class A common stock within 60 days.
- Coatue Private II GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,129,242; sole dispositive power 0; shared dispositive power 6,129,242; aggregate amount beneficially owned 6,129,242 (6.2% of the class)
  Comment: As of June 30, 2026, this Reporting Person was deemed to indirectly beneficially own 6,129,242 shares of Class B common stock of the Issuer which the Reporting Person was able to convert to Class A common stock within 60 days.

## Item 1. Issuer
Name of issuer: Cerebras Systems Inc.
Address of issuer's principal executive offices: 1237 E. Arques Avenue Sunnyvale, California 94085

## Item 2. Person Filing
Name of person filing:
Coatue Management, L.L.C.
Philippe Laffont
Coatue Private Fund II LP
Coatue Private II GP LLC
Address of principal business office or, if none, residence:
Coatue Management, L.L.C.
9 West 57th street, 25th Floor
New York, New York 10019

Philippe Laffont
c/o Coatue Management, L.L.C.
9 West 57th Street
New York, New York 10019

Coatue Private Fund II LP
c/o Coatue Management, L.L.C.
9 West 57th Street
New York, New York 10019

Coatue Private II GP LLC
c/o Coatue Management, L.L.C.
9 West 57th Street
New York, New York 10019
Citizenship:
Coatue Management, L.L.C. - Delaware
Philippe Laffont - United States
Coatue Private Fund II LP - Delaware
Coatue Private II GP LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Coatue Management, L.L.C. - 7,011,028
Philippe Laffont - 7,011,028
Coatue Private Fund II LP - 6,129,242
Coatue Private II GP LLC - 6,129,242
Percent of class:
Coatue Management, L.L.C. - 7.1%
Philippe Laffont - 7.1%
Coatue Private Fund II LP - 6.2%
Coatue Private II GP LLC - 6.2%
Sole power to vote or to direct the vote:
Coatue Management, L.L.C. - 0
Philippe Laffont - 0
Coatue Private Fund II LP - 0
Coatue Private II GP LLC - 0
Shared power to vote or to direct the vote:
Coatue Management, L.L.C. - 7,011,028
Philippe Laffont - 7,011,028
Coatue Private Fund II LP - 6,129,242
Coatue Private II GP LLC - 6,129,242
Sole power to dispose or to direct the disposition:
Coatue Management, L.L.C. - 0
Philippe Laffont - 0
Coatue Private Fund II LP - 0
Coatue Private II GP LLC - 0
Shared power to dispose or to direct the disposition:
Coatue Management, L.L.C. - 7,011,028
Philippe Laffont - 7,011,028
Coatue Private Fund II LP - 6,129,242
Coatue Private II GP LLC - 6,129,242

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Coatue Management, L.L.C. None of those advisory clients, other than Coatue Private Fund II LP, may be deemed to beneficially own more than 5% of the Class A common stock, $0.00001 par value per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- COATUE MANAGEMENT LLC: /s/ Philippe Laffont, Philippe Laffont, Authorized Signatory (08/14/2026)
- Philippe Laffont: /s/ Philippe Laffont, Philippe Laffont (08/14/2026)
- Coatue Private Fund II LP: By: Coatue Private II GP, LLC, its general partner, /s/ Philippe Laffont, Philippe Laffont, Authorized Signatory (08/14/2026)
- Coatue Private II GP LLC: /s/ Philippe Laffont, Philippe Laffont (08/14/2026)